FORM 3	UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
Section 17(a) of the Public Utility Holding Company Act of 1935 or
Section 30(h) of the Investment Company Act of 1940
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(Print or Type Responses)
1. Name and Address of Reporting Person* STG OMS Acquisition Corp.	2. Date of Event Requiring Statement (Month/Day/Year) December 11, 2002	4. Issuer Name and Ticker or Trading Symbol Industri-Matematik International Corp. (IMIC)
(Last) (First) (Middle) 4015 Miranda Avenue, 2nd Floor	3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary)	5. Relationship of Reporting Person(s) to Issuer (Check all applicable) ☐ Director ☒ 10% Owner ☐ Officer ☐ Other (specify below) (give title below)	6.If Amendment, Date of Original (Month/Day/Year)
(Street) Palo Alto CA 94304			7. Individual or Joint/Group Filing (Check Applicable Line) ☐ Form filed by One Reporting Person ☒ Form filed by More than One Reporting Person
(City) (State) (Zip)	Table I -- Non-Derivative Securities Beneficially Owned
1 Title of Security (Instr. 4)	2. Amount of Securities Beneficially Owned (Instr. 4)	3. Ownership Form: Direct (D) or Indirect (I) (Instr. 5)	4. Nature of Indirect Beneficial Ownership (Instr. 5)
Common Stock	25,739,620	D(1)

Reminder:	Report on a separate line for each class of securities beneficially owned directly or indirectly.
*	If the form is filed by more than one reporting person, see Instruction 5(b)(v).
Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

FORM 3 (continued)

Table II -- Derivative Securities Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)

1. Title of Derivative Security (Instr. 4)	2. Date Exercisable and Expiration Date (Month/Day/Year)		3. Title and Amount of Securities Underlying Derivative Security (Instr. 4)		4. Conversion or Exercise Price of Derivative Security	5. Ownership Form of Derivative Securities: Direct (D) or Indirect (I) (Instr. 5)	6. Nature of Indirect Beneficial Ownership (Instr. 5)
	Date Exer- cisable	Expira- tion Date	Title	Amount or Number of Shares

Explanation of Responses:

(1)	The reported securities are owned directly by STG OMS Acquisition Corp. ("Acquisition Corp."), and indirectly by STG OMS Ireland Limited ("Parent") as the sole shareholder of Acquisition Corp., Symphony Technology II-A, L.P. (the "Fund") as the sole shareholder of Parent and Symphony Technology II GP, LLC ("GP") as the sole general partner of the Fund. The reported securities may be deemed to be owned indirectly by Dr. Romesh Wadhwani as Chief Executive Officer and Managing Director of GP.

STG OMS Acquisition Corp.
/s/ Romesh Wadhwani	December 20, 2002

Name: Romesh Wadhwani Title: President	Date

**	Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).
Note:	File three copies of this Form, one of which must be manually signed. If space is insufficient, See Instruction 6 for procedure.

JOINT FILER INFORMATION

Name:	STG OMS Ireland Limited

Address:	4015 Miranda Avenue, 2nd Floor Palo Alto, CA 94304

Issuer Name:	Industri-Matematik International Corp. (IMIC)

Signature:	STG OMS Ireland Limited

By:	/s/ Bryan Taylor
Name: Bryan Taylor Title: Secretary

Name:	Symphony Technology II-A, L.P.

Address:	4015 Miranda Avenue, 2nd Floor Palo Alto, CA 94304

Issuer Name:	Industri-Matematik International Corp. (IMIC)

Signature:	Symphony Technology II-A, L.P.

By:	Symphony Technology II GP, LLC Its General Partner

By:	/s/ Romesh Wadhwani
Name: Romesh Wadhwani Title: Chief Executive Officer and Managing Director

Name	Symphony Technology II GP, LLC

Address:	4015 Miranda Avenue, 2nd Floor Palo Alto, CA 94304

Issuer Name:	Industri-Matematik International Corp. (IMIC)

Signature:	Symphony Technology II GP, LLC

By:	/s/ Romesh Wadhwani
Name: Romesh Wadhwani Title: Chief Executive Officer and Managing Director

Name:	Romesh Wadhwani

Address:	4015 Miranda Avenue, 2nd Floor Palo Alto, CA 94304

Issuer Name:	Industri-Matematik International Corp. (IMIC)

Signature:	/s/ Romesh Wadhwani
Romesh Wadhwani